Exhibit 99.3

Black ink preferred. Print in CAPITAL letters inside the boxes.

  Form of Proxy — Annual and Special Meeting to be held on May 16, 2007

Notes to Proxy

1.
You have the right to appoint a proxyholder, who need not be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities represented by this form of proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered owners should sign this proxy. If you are voting on behalf of a corporation, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of authority or similar authority should specify the capacity in which they sign. You may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it was mailed by Management to you.

5.
The securities represented by this proxy will be voted for, against or withheld from voting as you direct. This proxy confers discretionary authority on the proxyholder to vote as they see fit in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the meeting. If you do not direct your vote in respect of any matter, the proxyholders designated by Management in this form of proxy will vote FOR items 1, 2, 3 and 4.

6.
The securities represented by this proxy will be voted for, against or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted, the securities will be voted accordingly.

7.
This form of proxy should be read with the accompanying Notice of Annual and Special Meeting and Management Proxy Circular.

To Vote By Mail or Fax

1.
Complete, sign and date the reverse hereof.

2.	Return this proxy in the envelope provided, or fax, to:	CIBC Mellon Trust Company Proxy Department P.O. Box 721 Agincourt, Ontario M1S 0A1 (416) 368-2502
3.
Proxies submitted must be received by 10:00 am, Toronto time, on May 15, 2007.

  This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

The undersigned holder of Common Shares of Biovail Corporation ("Biovail") hereby appoints: EUGENE N. MELNYK, or failing him, DR. DOUGLAS J.P. SQUIRES, or failing them, WENDY A. KELLEY	OR	Print the name of the person you are appointing if this person is someone other than the foregoing.

as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS OF BIOVAIL TO BE HELD ON THE 16th DAY OF MAY 2007, and at any adjournment thereof (the "Meeting"), with the power of substitution and with all the powers that the undersigned could exercise with respect to the said shares if personally present and with authority to vote at the said proxyholder's discretion except as otherwise specified herein and to vote and act in said proxyholder's discretion with respect to amendments or variations to matters referred to in the accompanying Notice of Annual and Special Meeting and with respect to other matters that may properly come before the Meeting.

The said proxyholder is hereby directed to vote for or against or withhold from voting as indicated below:

Management recommends that shareholders vote FOR each of the items set out in 1, 2, 3 and 4 below:

1. Election of Directors
The nominees proposed for election to the Board of Directors of Biovail in the accompanying Management Proxy Circular are:
		For	Withhold			For	Withhold			For	Withhold
Eugene N. Melnyk	➢	☐	☐	Sheldon Plener	➢	☐	☐	Michael R. Van Every	➢	☐	☐
Wilfred G. Bristow	➢	☐	☐	Jamie C. Sokalsky	➢	☐	☐	William M. Wells	➢	☐	☐
Dr. Laurence E. Paul	➢	☐	☐	Dr. Douglas J.P. Squires	➢	☐	☐

2. Re-appointment of Independent Auditors		For	Withhold
Re-appointment of Ernst & Young LLP as auditors to hold office until the close of the next annual meeting of common shareholders and authorization of the Board of Directors of Biovail to fix the remuneration of the auditors.	➢	☐	☐
3. Revisions to the Amendment Provisions of the 2006 Stock Option Plan, 2004 Stock Option Plan and 1993 Stock Option Plan		For	Against
The Resolution in the form set out in Appendix A to the accompanying Management Proxy Circular approving the revisions to the amendment provisions of the 2006 Stock Option Plan, the 2004 Stock Option Plan and the 1993 Stock Option Plan.	➢	☐	☐
4. Amendment to the 2006 Stock Option Plan To Introduce Restricted Share Units Awards		For	Against
The Resolution in the form set out in Appendix B to the accompanying Management Proxy Circular approving the amendment to the 2006 Stock Option Plan providing for restricted share unit awards.	➢	☐	☐

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.

The undersigned authorizes you to act in accordance with my/our instructions set out above. The undersigned hereby revokes any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted in the discretion of the proxyholder, as he or she may deem fit.

Shareholder Signature(s) — Sign Here — This Section must be completed for your instructions to be executed.

Day Month Year

Request for Quarterly Reports

Biovail's quarterly reports to shareholders are available at www.sedar.com, but if you wish to receive quarterly reports and interim financial statements with accompanying MD&A for the 2007 fiscal year by mail, please mark this box. If you do not mark this box and return this form, you will not receive these documents by mail.    ☐

Annual Report Waiver

Mark this box if, for fiscal 2007, you do not want to receive the Annual Report containing the Annual Financial Statements and accompanying MD&A. If you do not mark this box, the Annual Report will continue to be sent to you.    ☐